UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of April, 2022

Commission File Number: 001-14475

TELEFÔNICA BRASIL S.A.
(Exact name of registrant as specified in its charter)

TELEFONICA BRAZIL S.A.
(Translation of registrant’s name into English)

Av. Eng° Luís Carlos Berrini, 1376 -  28º andar
São Paulo, S.P.
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

MATERIAL FACT

AQUISITION OF PART OF OI UPI MOBILE ASSETS

Telefônica Brasil S.A. (“Company”), in compliance with and for the purpose of CVM Resolution No. 44/2021, in continuity with the Material Facts disclosed on March 10, 2020, July 18, 2020, July 27, 2020, August 7, 2020, September 7, 2020, December 14, 2020, January 29, 2021, January 31, 2022, February 9, 2022, and April 13, 2022, hereby informs its shareholders and the market in general that, on this date, the Company, as one of the buyers, and Oi S.A. – in Judicial Recovery (successor by the incorporation of Oi Móvel S.A. – In Judicial Recovery) (“Oi”) as seller, carried out the acquisition object of the Contract of Purchase and Sale of Shares and Other Covenants, concluded on January 28, 2021, as amended (“Contract”), through which the Company acquired all the shares issued by the entity called Garliava RJ Infraestrutura e Redes de Telecomunicações S.A. (“Garliava”), to which the portion of UPI Mobile Assets (as defined in the Contract) assigned to the Company under the Segregation and Division Plan attached to the Contract (“UPI Mobile Assets – Telefônica”) was contributed.

The Company acquired today its share of the UPI Mobile Assets in the total amount of R$5,373,046,591.33 (five billion, three hundred seventy-three million, forty-six thousand, five hundred ninety-one reais and thirty-three cents), including price adjustments, which considers Garliava’s current net cash position in the amount of R$82,756,000.00 (eighty-two million, seven hundred fifty-six thousand reais).

Therefore, the Company paid today the amount of R$4,884,587,810.30 (four billion, eight hundred eighty-four million, five hundred eighty-seven thousand, eight hundred ten reais, and thirty cents), of which R$1,561,843,622.77 (one billion, five hundred sixty-one million, eight hundred forty-three thousand, six hundred twenty-two reais, and seventy-seven cents) were directly transferred to BNDES – National Bank for Economic and Social Development, as provided in the Contract.

Under the terms of the Contract, the amount of R$488,458,781.03 (four hundred eighty-eight million, four hundred fifty-eight thousand, seven hundred eighty-one reais, and three cents), equivalent to 10% of the payment made on this date, will be withheld to ensure any compensation of amounts arising from post-closing price adjustment and indemnification caused by remaining actions to be performed after the closing in the terms of the Contract and may be paid (in its entirety or in part) within 120 days from this date.

In addition, the Company has committed to the additional payment of up to R$115,000,000.00 (one hundred fifteen million reais), conditional on the fulfilment of certain customer base migration targets and frequencies (among others), by Oi in the next 12 months, of which R$40,000,000.00 (forty million reais) were paid at this date.

Also, today, the Company made a payment of R$147,551,143.72 (one hundred forty-seven million, five hundred fifty-one thousand, one hundred forty-three reais, and seventy-two cents), referring to the transition services to be provided for up to 12 months by Oi to Garliava (“Transition Services”), needed for the continuation of the mobile business operation conferred to Garliava, already reflected the withdrawal of certain costs related to transition services regarding the contract scope. Additionally, the Company signed a take-or-pay data transmission Capacity Contract, with a net present value (NPV) of R$179,000,000.00 (one hundred seventy-nine million reais), to be paid monthly during a period of 10 years.

The Company will receive the set of assets that make up the UPI Mobile Assets, composed of:

•	Clients: approximately 12.5 million (equivalent to 30% of the total customer base of the UPI Mobile Assets) – according to Anatel’s February 2022 data;
•	Spectrum: 43MHz as national population-weighted average (46% of UPI Mobile Assets’ radiofrequency); and
•	Infrastructure: contracts for the use of 2.7 thousand sites of mobile access (corresponding to 19% of UPI Mobile Assets’ sites).

This transaction benefits the Brazilian telecommunications sector, widening the capacity to make investments and the creation of innovative technologies in a sustainable and rational manner, contributing to the digitalization of the nation through the construction and expansion of networks in cutting-edge technologies, such as 5G and fiber, which translates into services with better coverage and greater quality to users.

Furthermore, the transaction has the potential to generate synergies for the Company, through the optimization of operation costs and efficient allocation of investments due to the integration of incorporated assets. The Company will hold a conference call on April 28, 2022, at 10:00 a.m. (BRT) regarding the Transaction.

The Company informs, at last, that will review the applicability of the Article 256 of Law 6,404/76 to operation and will maintain its shareholders and market in general up to date regarding the necessity for ratification of the operation by the General Shareholders’ Meeting of the Company.

São Paulo, April 20, 2022.

David Melcon Sanchez-Friera

CFO and Investor Relations Officer

Telefônica Brasil – Investor Relations

Tel: +55 11 3430-3687

Email: ir.br@telefonica.com

Website: www.telefonica.com.br/ir

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TELEFÔNICA BRASIL S.A.
Date:	April 20, 2022	By:	/s/ João Pedro Carneiro
			Name:	João Pedro Carneiro
			Title:	Investor Relations Director